Exhibit 99.1

StoneCo Announces New Incentive Plan Pool

Georgetown, Cayman Islands, June 2, 2022 -- StoneCo Ltd. (Nasdaq: STNE) (“Stone” or the “Company”), a leading provider of financial services and software solutions for merchants in Brazil, today announced that its Board of Directors approved a new incentive plan pool.

On May 31, 2022 the Board of Directors of StoneCo Ltd. approved a new incentive plan pool, composed of 19.2 million Restricted Stock Units and Performance Stock Units. A portion of the pool, 5.8 million shares, will be granted as a non-recurring long-term incentive plan linked to the achievement of the Company’s annual goals and the performance of our stock, of which 30% is to be vested in 3 years and 70% in 5 years if our goals are met. Each vesting period has a share price trigger at multiples of the current Stone share price, which aligns the incentive with significant shareholder returns. Another portion of the pool, 1.7 million shares, will be granted as a regular annual compensation. The remaining portion of the pool, 11.6 million shares, will be used in the future at the discretion of the company either for recurring annual compensation or related to the non-recurring long-term incentive plan mentioned above.

Share-based compensation expenses related to our non-recurring long-term incentive plan will be adjusted in our Adjusted Statement of Profit or Loss, similar to our IPO incentive plan. Share-based compensation expenses related to our regular annual equity compensation will not be adjusted in our P&L given its recurring nature.

About StoneCo

StoneCo is a leading provider of financial technology and software solutions that empower merchants to conduct commerce seamlessly across multiple channels and help them grow their businesses.

Forward-Looking Statements

This press release contains "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date they were first issued and were based on current expectations, estimates, forecasts and projections as well as the beliefs and assumptions of management. These statements identify prospective information and may include words such as “believe,” “may,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “forecast,” “plan,” “predict,” “project,” “potential,” “aspiration,” “objectives,” “should,” “purpose,” “belief,” and similar, or variations of, or the negative of such words and expressions, although not all forward-looking statements contain these identifying words.

Forward-looking statements are subject to a number of risks and uncertainties, many of which involve factors or circumstances that are beyond Stone’s control.

Stone’s actual results could differ materially from those stated or implied in forward-looking statements due to a number of factors, including but not limited to: more intense competition than expected, lower addition of new clients, regulatory measures, more investments in our business than expected, and our inability to execute successfully upon our strategic initiatives, among other factors.

Contact:

Investor Relations

investors@stone.co